September 5, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments provided to Daphne Chisolm on August 15, 2012 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Principal Investment Strategies

1.	Comment: Describe what is meant by the term “Junior” in the Fund’s name.
Response: We have revised the disclosure consistent with this comment.

2.	Comment: What does the terms “economically tied to” mean?
Response: In the Prospectus, the Fund states that companies economically tied to the mining industry “include those engaged in mining, producing, smelting, and/or refining materials including but not limited to coal, copper, gold, iron, nickel, silver, titanium and other materials.”

3.	Comment: List emerging markets in which the Fund intends to invest.
Response: We have revised the disclosure consistent with this comment.

4.	Comment: The Fund describes circumstances that may cause the Fund to utilize a representative sampling strategy. Are there other circumstances not discussed in the prospectus that may cause the Fund to utilize a representative sampling strategy?
Response: We are not aware of any additional circumstances at this time.

Mr. Kieran G. Brown
Securities and Exchange Commission
September 5, 2012
Page 2

5.	Comment: With respect to the paragraph on “Industry Concentration Policy,” specify the industry in which the Fund will concentrate its investments.
Response: The Fund states that it “will concentrate its investments … in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.”

Summary of Principal Risks

6.	Comment: With respect to the paragraph on “Concentration Risk,” please add a cross reference to “Risks Related to Investing in the Mining Industry.”
Response: We have revised the disclosure consistent with this comment.

7.	Comment: Add a paragraph on “Risks of Investing in ADRs and GDRs.”

Response: We respectfully decline to add a separate paragraph on ADRs and GDRs. The paragraph on “Foreign Securities Risk” discusses the risks of investing in ADRs and GDRs.

8.	Comment: With respect to the paragraph on “Non-Diversification Risk,” add a sentence that states that the Fund is non-diversified.

Response: We have revised the disclosure consistent with this comment.

9.	Comment: With respect to the paragraph on “Risks Related to Investing in the Mining Industry,” add additional risk disclosure.

Response: We have revised the disclosure consistent with this comment.

10.	Comment: With respect to the paragraph on “Securities Lending Risk,” consider whether it belongs in the Summary of Principal Risks section of the Prospectus.
Response: We believe that this paragraph should be included in the Summary of Principal Risks section of the Prospectus.

Purchase And Sale of Fund Shares

11.	Comment: Provide a definition for “AP” and “Business Day.”
Response: We respectfully decline to provide definitions in this paragraph.

Additional Information About the Fund’s Strategies and Risk

12.	Comment: With respect to the paragraph on “Derivatives Risk,” please clarify whether the Fund will be investing in other investment companies.
Response: We have revised the disclosure consistent with this comment.

13.	Comment: With respect to the paragraph on “Leverage Risk,” please add clarifying language.
Response: We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown
Securities and Exchange Commission
September 5, 2012
Page 3

Fund Management

14.	Comment: With respect to the paragraphs on “Investment Adviser,” replace the term “total ratio” with “total expense ratio.”
Response: We have revised the disclosure consistent with this comment.

15.	Comment: With respect to the paragraph on “Approval of Advisory Agreement,” please add the date of the next anticipated annual report.
Response: We have revised the disclosure consistent with this comment.

Taxes

16.	Comment: Please explain what you mean by “Qualified Publicly Traded Partnership.”
Response: We have revised the disclosure consistent with this comment.

Back Page

17.	Comment: Add “annual” and “semi-annual,” as appropriate.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

Portfolios Managers

18.	Comment: With respect to the paragraph on “Other Accounts Managed by Portfolio Manager,” please remove the word “anticipated.”.

Response: We have revised the disclosure consistent with this comment.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kieran G. Brown
Securities and Exchange Commission
September 5, 2012
Page 4

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC